KMA GLOBAL SOLUTIONS INTERNATIONAL, INC.
5570A Kennedy Road
Mississauga, Ontario, Canada L4Z2A9
Jeffrey D. REID
Chief Executive Officer and President
Direct Dial: 905.568.5220 x. 22
E-Mail Address: jreid@kmaglobalsolutions.com
November 6, 2007
Karen Garnett, Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561 100 F Street, NE
Washington, DC 20549

Re:	KMA Global Solutions International, Inc.	Via EDGAR & FAX
Registration Statement on Form SB-2
Filed October 5, 2007
File No. 333-146538
Dear Ms. Garnett:
     In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the Company hereby requests the acceleration of the effective date of the above-referenced Registration Statement so that it may become effective at 10 a.m., Eastern Time, on Wednesday, November 7, 2007, or as soon as possible thereafter.
     The Company hereby acknowledges the following:
•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Very truly yours,
KMA Global Solutions International, Inc.
Jeffrey D. Reid
Cc: Angela McHale